

Mail Stop 3720

July 8, 2008

Mr. David C. McCourt
President, Chief Executive Officer and Chairman
Granahan McCourt Acquisition Corporation
179 Stony Brook Road
Hopewell, NJ 08525

>   **Re: Granahan McCourt Acquisition Corporation**
>   **Amendment No. 1 to Form S-4**
>   **Filed June 26, 2008**
>   **File No. 333-150848**

Dear Mr. McCourt:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page/Letter to Shareholders

1.   We note your revised disclosure in response to comment one in our letter dated June 11, 2008, and we re-issue our comment. We believe having a prospectus cover page and a separate letter to shareholders is duplicative and conflicts with the plain English principles under Rule 421 of Regulation C. Therefore, please revise to either have a traditional prospectus cover page or a combined prospectus cover page/letter to shareholders (i.e., the letter to shareholders serves as the prospectus cover page). If you choose to have a combined prospectus cover page/letter to shareholders, it must comply with Item 501 of Regulation S-K, which means that it needs all of the information required by Item 501, must be limited to one page and must comply with the requirements of plain English under Rule 421(d).

Questions and Answers About the Merger, page 1

2.   We note your revised disclosure in response to comment five in our letter dated June 11, 2008, and we re-issue our comment. The Q&A should not repeat information that appears in the Summary, and *vice versa*. For purposes of eliminating redundancies and grouping like information together, view your Q&A and Summary sections as one section. Please revise accordingly.

Will the shareholders of PBI vote…, p. 3

3.   Please disclose the "requisite vote" that is required under the laws of the State of Georgia for the shareholders of PBI to approve and authorize the merger agreement and the merger. Clearly state whether the voting agreements mean that the vote is assured.

Summary, page 9

The Merger and the Merger Agreement, page 12

4.   We note the revised disclosure in response to comment nine in our letter dated June 11, 2008. As previously requested, please disclose the aggregate consideration that GMAC could pay for PBI, including potential earnout payments. Currently, your disclosure is bifurcated into payments due at closing and payments available pursuant to the earnout. You may qualify your aggregate estimate (or minimum/maximum estimates) based on the assumptions you make in the earnout table on page 13.

Remaining Conditions to the Completion of the Merger, page 18

5.   We note the revised disclosure in response to comment 18 in our letter dated June 11, 2008, and we re-issue our comment. Under Rule 421(b) of Regulation C, you must avoid copying complex information directly from legal documents without any clear and concise explanation of this information. It appears that much of the language in this section was taken directly from the underlying Agreement and Plan of Merger. As previously requested, please revise to provide brief summaries of the remaining, material conditions to the completion of the merger.

Certain Financial Forecasts and Projections, page 65

6.   We note that on pages 66 and 67 and elsewhere in your proxy statement/prospectus you provide various growth expectations for DIRECTV, EchoStar and the satellite industry in general. Please revise to disclose the basis for your statements. Please provide us with marked copies of any materials that support these statements, clearly cross-referencing a statement with the

underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Due Diligence, page 72

Valuation Summary, page 73

7. For each financial and valuation analysis conducted by the GMAC board, provide a reasonably thorough description of the analysis and explain how the analysis supports the GMAC board's conclusion that the fair market value of PBI is equal to at least 80% of GMAC's net assets. Currently, you explain the board's conclusion that the 80% test is met based on the value of the consideration being paid by GMAC for PBI; however, similar explanations are not provided for other analyses conducted by the board, such as the discounted cash flow analysis, implied valuation based on the trading levels of comparable companies and implied valuation based on precedent transactions. Please revise so that it is clear how the GMAC board concluded that the fair market value of PBI is equal to at least 80% of GMAC's net assets.

Fairness Opinion, page 74

Discounted Cash Flow Method, page 77

8. We note your response to comment 35 in our letter dated June 11, 2008, and we re-issue our comment. As previously requested, please disclose the projections provided to Houlihan by GMAC and PBI. If the projected financial information provided to Houlihan is the same as the projections disclosed under the heading "Certain Financial Forecasts and Projections" beginning on page 65, you may cross-reference to that section.

9. Please revise to explain how the present value factor of 16% was obtained.

Guideline Public Company Method, page 79

10. Please explain why Houlihan Smith considered the nine companies chosen for its analysis to be comparable to PBI. In this regard, we note the disclosure on page 163 that PBI compares itself to CalAmp Corp. when setting executive compensation and that this company is not included as a comparable company. Provide a similar explanation with respect to the comparable transaction analysis beginning on page 80.

Comparable Transaction Method, page 80

11.   Please revise to include the total transaction value and date upon which each selected comparable transaction closed. Likewise, please briefly describe why these transactions were deemed relevant transactions for purposes of comparison.

Material Federal Income Tax Considerations, page 83

12.   Please provide a discussion of the material federal income tax consequences of the merger to PBI and its shareholders. Refer to Item 4(a)(6) of Form S-4. If appropriate, file an opinion supporting the tax matters and consequences described. Refer to Item 601(b)(8) of Regulation S-K.

Consequences of the Conversion—Treatment as a Sale or a Distribution, page 84

13.   Please discuss how a holder will know whether or not the conversion will qualify as a sale of common stock under Section 302 of the Code. Please provide an example if helpful to an understanding of this issue.

The Merger Agreements, page 88

14.   Please disclose how adjusted EBITDA is calculated for purposes of determining the earnout payments. Provide a cross-reference to this definition where you discuss the earnout payments on page 12-13 of the Summary.

Unaudited Pro Forma Condensed Combined Financial Statements, Page 147

15.   We refer to your response to comments 47 and 48 in our letter dated June 11, 2008 and your revised disclosures on pages 152-153. We note that you included management retention bonuses of $4,893,000 in the preliminary allocation of the purchase price. It appears to us that such costs should not be included in the purchase price allocation, but rather should be expensed as incurred dependent on the terms of the employment contract. In this regard, please refer to paragraphs 24 and A8 of SFAS 141.

16.   Further, provide us with more details of your management retention bonuses required by the employment contracts. In this regard, we note that you classify the related liability in current and long-term implying that the bonuses are paid over an extended period of time. Tell us whether the bonuses are payable to a member of management if that particular member leaves the company prior to the term of the employment contract. For example, if a member of management leaves after one year without being terminated by you, will that member still receive the full retention bonus as contemplated by the agreement? Is the bonus earned over the three year contract period? If earned over a two or three year

period, it would appear that such retention bonuses are expected to have a continuing impact and should be reflected in the pro forma income statement. Please advise or revise.

17.   We note your response to comment 49 in our letter dated June 11, 2008. In your response you state that PBI will reserve sufficient cash prior to the closing to pay the transaction costs. However, we do not see a pro forma adjustment to cash which reflects this reserve. Please revise or advise.

18.   We note your response to comment 50 in our letter dated June 11, 2008. In your response you state, "The pro forma adjustments for public company costs reflect an <u>estimate</u> of incremental costs…Given that the pro forma company will be an operating company, it is <u>anticipated</u> that it will have incremental legal, accounting…the pro forma company <u>may have</u> expanded investor relations and accounting staff." It appears that these pro forma adjustments to increase future costs are based on estimates and are more akin to projections or forecasts. As we noted in our prior comment, pro forma income statement adjustments must be factually supportable. However, you could disclose these items in a note and clearly indicate that they were not included in the pro forma adjustments. Please revise.

19.   We note your response to comment 51 in our letter dated June 11, 2008. In your response you state you "<u>expect</u> that the pro forma company will have <u>at least</u> $500,000 less in such expenses than GMAC had." It appears that these pro forma adjustments to reduce future costs are based on estimates and are more akin to projections or forecasts. As we noted in our previous comment, pro forma income statement adjustments must be factually supportable. However, you could disclose these items in a note and clearly indicate that they were not included in the pro forma adjustments. Please revise.

20.   We note your response to prior comment 47. It is unclear to us why you have not allocated any value to identifiable intangible assets in your preliminary purchase price allocation. In this regard, we note on page 31 that PBI has a significant customer in DIRECTV that may constitute a customer-related intangible asset. We further note on page 75 that there are existing purchase orders from customers including EchoStar, DIRECTV and Thomson that may also constitute customer-related intangible assets. On page 35, we also note that PBI has intellectual property rights and proprietary information that would qualify as technology-based intangible assets. Refer to paragraph A14 of SFAS 141 for some examples of intangible assets that meet the criteria for recognition as an asset apart from goodwill. Please advise or revise.

Compensation Discussion and Analysis of PBI, page 162

21.   We note that in the second paragraph of this section you state that the four
disinterested PBI board members establish and review all of PBI's executive
compensation. However, in the first sentence of the third paragraph you state that
the PBI board established its general compensation policies and practices and the
compensation of its executive officers. Please revise throughout to clarify the
role of the full board of directors and the role of the four disinterested board
members in setting the executive compensation of its named executive officers.

22.   Please expand your discussion to provide more analysis regarding how the board
arrived at and why it paid each of the particular levels and forms of compensation
for each named executive officer. For example, you state in the last sentence of
the penultimate paragraph on page 163 that the PBI board did not grant any
options to purchase shares of PBI's common stock to Philip Shou and Gen Chu
Shou in 2007. Yet you do not analyze the reason for this decision, or why the
board rejected management's recommendation to grant stock options to these
named executive officers. This is only one example and similar analyses should
be provided for the other elements of compensation as well, such as annual bonus
awards and base salary. For further information, please see Staff Observations in
the Review of Executive Compensation Disclosure, which is available on our
website at
http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

2007 Grants of Plan-Based Awards, page 165

23.   Please revise to include the table and related disclosures required by Item 402(d)
of Regulation S-K.

2007 Outstanding Equity Awards at Fiscal Year-End, page 166

24.   Please disclose by footnote to the table the vesting dates of options held at fiscal-
year end. Refer to Instruction 1 to Item 402(f)(2) of Regulation S-K.

25.   In light of the fact that stock options held by PBI's named executive officers will
be treated as fully vested in connection with the merger, please revise your
executive compensation disclosure to add a section that quantifies the potential
payments and benefits that the named executive officers will receive in
connection with the merger. For more information, please see Item 402(j) of
Regulation S-K and Question 126.02 in the Regulation S-K Compliance and
Disclosure Interpretations, which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Compensation Discussion and Analysis of GMAC Following the Merger, page 169

26.	We note that you disclose the material terms of the new employment agreements that will become effective upon the closing of the merger. Please also discuss your compensation plans or policies following the merger regarding named executive officer compensation as well as director compensation. In your discussion, specifically address the over $5.0 million in bonuses you will be paying Messrs Shou and Crownover and Ms. Shou.

Price Range of Securities and Dividends, page 178

Current Dividend Policy, page 178

27.	Disclose the anticipated amount of the dividend PBI intends to pay prior to the completion of the merger.

Pro Brand International, Inc. and Subsidiaries Financial Statements

Consolidated Statement of Income, page F-35

28.	We refer to your response to comment 55 in our letter dated June 11, 2008. On page F-49, you have new disclosure that states that cost of goods sold was reduced by an additional $493,000 from such unit price reductions, yet the initial Form S-1 filed on May 12, 2008 stated that such reductions were only $135,000. Please advise.

29.	Regarding your response to comment 55 in our letter dated June 11, 2008, we refer to Notes M and N with respect to your settlement with a customer and settlement with a supplier. It is unclear to us why one settlement is included in cost of goods sold and the other is included in general operating expenses. In this regard, it appears to us that the $800,000 settlement with the vendor should be recorded in general operating expenses considering such amount did not directly reduce or impact the price of the units previously purchased. Please revise or advise.

30.	Since your income from operations has been restated for this income statement reclassification, you should revise to label your financial statements as restated, include a footnote explaining such restatement and have your auditors reference the restatement in their audit opinion. Similarly revise to address your restatement of your consolidated statements of cash flows.

Note A – Summary of Significant Accounting Policies

Revenue Recognition, page F-40

31.   We note your response to comment 57 in our letter dated June 11, 2008 and your revised disclosures on page F-40. However, your disclosures do not disclose all of the revenue recognition criteria. For example, you should discuss persuasive evidence of the arrangement and when delivery has occurred or title has passed to the customer, i.e., shipping terms. Please provide the appropriate disclosure and refer to your basis in accounting literature.

Annex D. Fairness Opinion of Houlihan Smith & Company, Inc.

32.   We note that Houlihan Smith's fairness opinion is not dated. If the letter included a date, please disclose it. Otherwise, please include the date of the opinion in the title to Annex D.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs

for Larry Spirgel
Assistant Director

cc: by facsimile to (212) 521-8841
       Anne Meyer, Esq.
       (Debevoise & Plimpton LLP)